[GRAPHIC OMITTED]  AHOLD                                      First Quarter 2007
                                                                    May 11, 2007

                                                               Trading Statement

Amsterdam, the Netherlands, May 11, 2007 - Ahold today announced consolidated net sales of EUR 13.2 billion for the first quarter of 2007. Compared to the first quarter of 2006, net sales decreased by 0.7% but increased by 5.8% at constant exchange rates. Net sales were positively impacted by the integration of the Konmar stores in the Netherlands and the Clemens Markets stores in the United States in the second half of 2006.

Price investments related to the further roll-out of the Value Improvement Program, launched in September 2006 at Stop & Shop and Giant-Landover, will continue to impact margins.

SALES PERFORMANCE

STOP & SHOP / GIANT-LANDOVER
o    Net sales increased 1.8% to $5.1 billion.
o Identical sales increased 0.3% at Stop & Shop (decreased 0.1% excluding gasoline net sales) and decreased 1.1% at Giant Landover.
o Comparable sales increased 0.7% at Stop & Shop and decreased 0.8% at Giant Landover.

GIANT-CARLISLE
o Net sales increased 16% to $1.3 billion, due in part to the acquisition of the Clemens Markets stores.
o    Identical sales increased 4.4% (3.9% excluding gasoline net sales).
o    Comparable sales increased 6.3%.

ALBERT HEIJN
o Net sales increased 12.6% to EUR 2.4 billion, due in part to the acquisition of the Konmar stores.
o Net sales at Albert Heijn supermarkets increased 13.4% to EUR 2.2 billion.
o    Identical sales at Albert Heijn supermarkets increased 8.6%.

ALBERT / HYPERNOVA (CZECH REPUBLIC AND SLOVAKIA)
o    Net sales increased 9.9% to EUR 434 million.
o    Identical sales increased 3.4%.

SCHUITEMA
o    Net sales increased 3.8% to EUR 987 million.
o    Identical sales increased 3.2%.

U.S. FOODSERVICE
o Net sales increased 4.4% to $6.1 billion. Cost inflation was approximately 2% for the first quarter of 2007.

UNCONSOLIDATED JOINT VENTURE - ICA
o Net sales increased 23.2% to EUR 2 billion. Excluding the impact of currency, net sales increased 22.2% largely reflecting ICA's acquisition of the full ownership of Rimi Baltic AB from December 2006.

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA NORTH STAR FOODSERVICE PEAPOD PINGO DOCE STOP & SHOP TOPS U.S. FOODSERVICE / WE MAKE IT EASY TO CHOOSE THE BEST
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[GRAPHIC OMITTED]  AHOLD                                      First Quarter 2007
                                                                    May 11, 2007

                                                   Trading Statement - continued
Net sales per segment

(in millions)                            Q1 2007       Q1 2006      % Change
                                       -----------   -----------   -----------
All segments (in euros)

Stop & Shop / Giant-Landover                 3,854         4,135         (6.8%)
Giant-Carlisle                                 983           925          6.3%
Albert Heijn                                 2,363         2,099         12.6%
Albert / Hypernova                             434           395          9.9%
Schuitema                                      987           951          3.8%
Total retail                                 8,621         8,505          1.4%
                                       -----------   -----------   -----------
U.S. Foodservice                             4,600         4,812         (4.4%)
                                       -----------   -----------   -----------
Ahold Group                                 13,221        13,317         (0.7%)
                                       -----------   -----------   -----------
Unconsolidated Joint Venture - ICA           2,045         1,660         23.2%
Average U.S. dollar exchange rate
(EUR per USD)                               0.7591        0.8287         (8.4%)
                                       -----------   -----------   -----------
U.S. segments (in U.S. dollars)

Stop & Shop / Giant-Landover                 5,078         4,990          1.8%
Giant-Carlisle                               1,295         1,116         16.0%

U.S. Foodservice                             6,060         5,807          4.4%

On November 6, 2006 Ahold announced its intention to divest U.S. Foodservice, retail activities in Slovakia and Poland, the remaining Tops operations in New York and Pennsylvania, and its stake in JMR. As of Q1 2007, Poland, Tops and JMR qualified as held for sale and discontinued operations. Net sales of Poland and Tops have been excluded accordingly, while JMR's net sales are no longer included in net sales from unconsolidated joint ventures. The other businesses did not qualify as held for sale as of Q1 2007 and, in the case of U.S. Foodservice, the transaction between Ahold and the purchaser of U.S. Foodservice must be submitted for approval by shareholders at an Extraordinary General Meeting to be held on June 19, 2007.

Ahold Press Office: +31 (0)20 509 5343
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[GRAPHIC OMITTED]  AHOLD                                      First Quarter 2007
                                                                    May 11, 2007

                                                   Trading Statement - continued
NOTES

The net sales figures presented in this trading statement are preliminary and unaudited.

DEFINITIONS
o Identical sales: net sales from exactly the same stores in local currency for the comparable period.
o Comparable sales: identical sales plus net sales from replacement stores in local currency.
o Constant exchange rates: excludes the impact of using different currency exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous year or quarter is adjusted using the average currency exchange rates for the current year or quarter in order to understand this currency impact.

NON-GAAP FINANCIAL MEASURES

This trading statement includes the following non-GAAP financial measures:
o Net sales, at constant exchange rates. In certain instances, net sales are presented at constant exchange rates or are presented in local currencies. Ahold's management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

o Identical sales, excluding gasoline net sales. Because gasoline prices have experienced greater volatility than food prices, Ahold's management believes that by excluding gasoline net sales, this measure provides a better insight into the effect of gasoline net sales on Ahold's identical sales.

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in this press release are "forward-looking statements" within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to the expected impact of the Value Improvement Program on Stop & Shop's and Giant-Landover's margins. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, Ahold's ability to implement and complete successfully its plans and strategies including the completion of planned divestments on terms that are acceptable to Ahold, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, changes in Ahold's liquidity needs, the actions of Ahold's shareholders, government agencies, competitors and third parties and other factors discussed in Ahold's public filings. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities law. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."